Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866


VIA EDGAR


May 3, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Cova Series Trust - File No. 33-16005
    CIK No. 0000819385
    Accession No. 0000928389-99-000153
    --------------------------------------

Ladies and Gentlemen:

On May 3, 1999, the above-referenced filing was filed. Pursuant to Securities Act Rule 477, we are requesting that this filing be withdrawn.

Please contact the undersigned with any questions concerning the above.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.



By: /s/RAYMOND A. O'HARA III
   -----------------------------
   Raymond A. O'Hara III